FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated September 25, 2018

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) informs that this morning its board of directors, at the proposal of the appointments committee and taking into account Mr. Rodrigo Echenique Gordillo’s decision to resign from his executive positions, effective 1 January 2019, as communicated on 25 June 2018, has resolved as follows:

-	To appoint Mr. José Antonio Álvarez Álvarez executive chairman of Santander Spain and vice chairman of Banco Santander, replacing Mr. Echenique, who will cease to be vice chairman and remain as a non-executive director of Banco Santander. At the time Mr. Álvarez takes up these new functions, he will cease being CEO.

-	To appoint Mr. Andrea Orcel as new CEO of Banco Santander, replacing Mr. Álvarez and filling the vacancy of Mr. Juan Miguel Villar Mir, who has resigned to his position in view of the end of his term.

At present, Mr. Andrea Orcel is a member of the Executive Board of UBS Group AG. Moreover, he previously held executive positions at Bank of America and Merrill Lynch.

These appointments will be effective once the relevant approvals (including those resulting from Mr. Orcel’s current employment) are obtained and in no event earlier than 1 January 2019.

At that moment, Mr. José Antonio Álvarez Álvarez and Mr. Bruce Carnegie Brown will be the only vice chairmen of Banco Santander and Mr. Guillermo de la Dehesa Romero will cease to be vice chairman but remain as a director of Banco Santander.

Boadilla del Monte (Madrid), 25 September 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 25, 2018	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer